Ktt 3/18

15049885

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 16 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68603

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Olivetree USA, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

254 West 54th Street
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street (Address) New York (City) NY (State) 10020 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/17

OATH OR AFFIRMATION

I David Bell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Olivetree USA, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

Chief Executive Officer

Title

JANICE PARISE
Notary Public, State of New York
No. 41-4966956
Qualified in Queens County
Commission Expires July 9, 20 18

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Olivetree USA, LLC
Contents
As of December 31, 2014

MAZARS

WeiserMazars

Report of Independent Registered Public Accounting Firm

To the Member of
Olivetree USA, LLC

We have audited the accompanying statement of financial condition of Olivetree USA, LLC as of December 31, 2014. This financial statement is the responsibility of Olivetree USA, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Olivetree USA, LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States.

WeiserMazars LLP

New York, New York
March 12, 2015

WeiserMazars LLP
135 West 50th Street – New York, New York – 10020
Tel: 212.812.7000 – Fax: 212.375.6888 – www.weisermazars.com

Olivetree USA, LLC
Statement of Financial Condition
December 31, 2014

Assets	
Cash	$ 115,812
Due from clearing broker	330,701
Due from parent	1,285,433
Research fees receivable	34,410
Prepaid expenses	57,997
Fixed assets, net of accumulated depreciation	57,140
Other assets	48,662
Total assets	$ 1,930,155
Liabilities and Member's Equity	
Accrued expenses and other payables	$ 107,324
Member's equity	1,822,831
Total Liabilities and Member's Equity	$ 1,930,155

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Olivetree USA, LLC (the "Company") is a wholly-owned subsidiary of Olivetree Securities Limited (the "Parent") and was formed on December 15, 2009. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company distributes, to U.S. institutional investors and other U.S. registered broker dealers, the research of its Parent, a financial services firm authorized and regulated under the Financial Conduct Authority. The Company accepts and executes orders from U.S. institutional investors and U.S. broker-dealers primarily in relation to foreign securities covered by this research. The Company also accepts orders in relation to certain U.S. equity securities and ADRs. The Company may also act as a member of a selling group in selected underwritings on a best efforts basis and may conduct a private placement business. The Company transmits orders in foreign securities to the Parent for execution and introduces resulting transactions to a domestic U.S. clearing broker for clearance.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the date of the purchase to be cash equivalents.

The Company maintains its cash balances with financial institutions which, at times, exceed federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on its accounts.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. The estimated useful life for computer and equipment is five years.

Expenditures for maintenance, repairs and minor renewals and betterments are charged to operations as incurred; renewals and betterments of a major character are capitalized. When property is retired, sold or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss is recognized.

Revenue and Expense Recognition
Securities transactions and the related revenues and expenses are recorded on a trade-date basis as securities transactions occur. Research fees received in return for a research product, either directly from clients or from brokers, are recorded when services are rendered.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes
The Company has elected to be treated as a corporation for federal, state and local income tax purposes. The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that all or some portion of the deferred tax assets will not be realized.

3. Clearing Agreement

The Company introduces its customer transactions to a clearing broker with which it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company is required to maintain a collateral account with its clearing broker that serves as collateral for any losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. As of December 31, 2014, the Company has a receivable of $ $330,701 from the clearing broker. As of December 31, 2014, the Parent has a deposit with the clearing broker of 100,000 in British Pounds for the benefit of the Company.

4. Fixed Assets

A summary of the cost and accumulated depreciation of fixed assets at December 31, 2014 is as follows:

Computer Equipment	$	133,041
Less: accumulated depreciation		(75,901)
	$	57,140

5. Commitments

On January 9, 2015, the Company entered into an operating sublease modification and extension agreement with the commencement date of January 1, 2015 for its office space. This operating sublease was due to expire on November 29, 2014 but was extended until November 30, 2015.

Minimum future rental payments under this non-cancellable operating lease as of December 31, 2014 approximated $77,400 in 2015.

6. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company executes, as agent, securities transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligations of the nonperforming party and, as a result, may sustain a loss if the value of the security is different from the contract amount of the transaction.

7. Related Party Transactions

The Company is economically dependent on its Parent and the Parent will continue to financially support the operations of the Company. The Company has a Commission Sharing Agreement (the "Agreement") with the Parent. In addition, the Company provided research distribution services to the Parent. As of December 31, 2014, the Company has a receivable from the Parent in the amount of $1,285,433.

8. Income Taxes

The Company provides for income taxes in accordance with the asset and liability method and recognizes deferred income taxes for the expected future tax consequences of differences in the book and tax bases of assets and liabilities and available net operating loss carryforwards.

At December 31, 2014, differences in depreciation methods and net operating loss carryforwards gave rise to a deferred tax asset of approximately $188,000, for which a full valuation allowance is provided due to uncertainty of its realization. The valuation allowance went from approximately $591,000 to $188,000 during 2014.

As of December 31, 2014, the Company had net operating loss carryforwards of approximately $157,000 for federal, state and local purposes available to offset future taxable income. The net operating loss carryforwards expire commencing 2031 through 2032.

The Company adopted the general accounting principle regarding uncertain tax positions. Management believed that the Company does not have any uncertain tax positions as of December 31, 2014. Generally, the Company's tax returns are subject to examination by federal, state and local authorities for a period of three years from the later of the due date of such returns or the actual date the returns were filed.

9. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC which requires the maintenance of minimum net capital equal to $250,000 or 6-2/3% of aggregate indebtedness, whichever is greater. The Rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 times of net capital. At December 31, 2014, the Company had net capital of $339,010, which exceeded the regulatory requirement by $89,010. At December 31, 2014, ratio of aggregate indebtedness to net capital is 0.32 to 1.

10. Subsequent Events

The Company received notification from the Financial Regulatory Authority ("FINRA") that effective January 1, 2015 the Company's minimum net capital requirement would be reduced to $50,000.